UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Advent Claymore Convertible Securities and Income Fund (AVK)

(Name of Issuer)

Auction Market Preferred Shares

(Title of Class of Securities)

00764C208
00764C307
00764C406
00764C505
00764C604
00764C703

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X   Rule 13d-1(b)

__  Rule 13d-1(c)

__  Rule 13d-1(d)

CUSIP No.: 00764C208; 00764C307; 00764C406; 00764C505; 00764C604; 00764C703

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  5. Sole Voting Power

  1,246

  6. Shared Voting Power

  N/A

  7. Sole Dispositive Power

  1,246

  8. Shared Dispositive Power

  N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,246

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)

11.89%
*Item 11, above, is calculated based on the aggregate amount of 10,480 outstanding auction market preferred shares indicated by the Issuer's N-CSR filing, filed with the U.S. Securities and Exchange Commission on January 9, 2012, dated as of October 31, 2011.

12. Type of Reporting Person (See Instructions)

IA

Item 1.

  (a) The Name of the Issuer is: Advent Claymore Convertible Securities and Income Fund

  (b) The Address of the Issuer‘s Principal Executive Office is: 1271 Avenue of the Americas, 45th floor, New York, New York 10020

Item 2.

  (a) The name of the Person Filing is: Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder.

  (b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

  (c) Citizenship: Each of the Principals is a United States citizen. KIM is a New York corporation.

  (d) Title of Class of Securities: Auction Market Preferred Shares.

  (e) CUSIP Number: 00764C208; 00764C307; 00764C406; 00764C505; 00764C604; 00764C703

Item 3.

If this statement is filed pursuant to § § 240.13d – 1 ( b ) or 240.13d – 2 ( b ) or ( c ), check whether the person filing is a:

  (a) ___ Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o ).

  (b) ___ Bank as defined in section 3 (a) (6) of the Act ( 15 U.S.C. 78c ).

  (c) ___ Insurance company as defined in section 3 ( a ) (6) of the Act ( 15 U.S.C. 78c ).

  (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C. 80 – a ).

  (e)  X      An investment adviser in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( E ).
  (f) ___ An employee benefit plan or endowment fund in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( F ).

  (g) ___ A parent holding company or control person in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( G ).

  (h) ___ A savings association as defined in Section 3 ( b ) of the Federal Deposit Insurance Act ( 12 U.S. C. 1813 ).

  (i) ___ A church plan that is excluded from the defininition of an investment company under section 3 ( c ) (14) of the Investment Company Act of 1940 ( 15 U.S. C. 80a – 3 ).

  (j) ___ Group, in accordance with § 240.13 – 1 ( b ) (1) ( ii ) ( J ).

Item 4.

(a) Amount beneficially owned: 1,246 shares

(b) Percent of class: 11.89%

(c) Number of shares as to which the person has:

  (i) Sole power to vote or to direct the vote: 1,246 shares

  (ii) Shared power to vote or to direct the vote: N/A

  (iii) Sole power to dispose or to direct the disposition of: 1,246 shares

  (iv) Shared power to dispose or to direct the disposition of: N/A

Item 5. Ownership of Five Percent of Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Accounts managed by KIM (the "Accounts") have the right to receive all dividends from, and any proceeds from the sale of the shares. None of the Accounts has an interest in shares constituting more than 5% of the shares outstanding.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon Thornton
Title:   Senior Director of Investments
Date:   February 3, 2012